SECURITIES AND EXCHANGE COMMISSION
DIVISION OF CORPORATE FINANCE
OFFICE OF INTERN[redacted]NCE
JUDICIARY PLAZA
450 FIFTH STREET
WASHINGTON DC

Madrid, July 2006

Re: TelePizza, S.A.(FILE NUMBER 82-5001)
ONGOING DISCLOSURE PURSUANT TO RULE 12 g3-2 (b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of TelePizza, S.A., (The company) and pursuant to the requirement of Rule 12g3-2(b) under the U.S.Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission (the SEC).

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed are copies of each of the documents list below, which constitute information that the Company has recently (i) made or become required to make public pursuant to the laws of Spain, (ii) filed or become required to file with the Comisión Nacional del Mercado de Valores (The Spanish National Securities Market Commission or the "CNMV") and the Madrid , Barcelona , Bilbao and Valencia Stock Exchange (the Spanish Stock Exchanges) and which was or will be made public by the CNMV or the Spanish Stock Exchange, respectively or (iii) has distributed or become required to distribute to its security holders. The included information exclusively includes the submitted information about the tender offer bid presented to TELEPIZZA S.A.

EXHIBIT 1.-. The General Directorate for Markets and Investors has decided to suspend the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A., as a result of the registration today, at the Stock Exchange Commission, of the written authorisation application and documentation for a public take over bid for shares in the above mentioned Company, as a rival to those presented by FOODCO PASTRIES, S.L.U. and MEDIMOSAL, S.L.U. and FOOD SERVICE PROJECT, S.L. respectively. Dated on 05/05/2006.

EXHIBIT 2.- . VIDISCO, S.L. has today presented before the SEC the authorisation application, the booklet and other complementary documentation for a Public Take Over Bid for all the shares and convertible bonds in TELE PIZZA, S.A. (the "Bid"). Dated on 05/05/2006.

dlw 10/25

EXHIBIT 3.- VIDISCO, S.L has presented to the Stock Exchange Commission the corresponding bank guarantees issued by BANCO ESPIRITO SANTO, S.A., which guarantee the payment obligations derived from this Public Take Over Bid. Dated on 05/09/2006

EXHIBIT 4.- On the 11th of May 2006, the Board of the Stock Exchange Commission has authorised the public take-over bid. Dated on 05/11/2006.

EXHIBIT 5.- The Stock Exchange Commission informs in accordance with the terms fixed in the explanatory brochure for the referred to bid, the acceptance deadline extends from the 12th of May 2006 until the 12th of June 2006, both included Dated on 05/12/2006

If you should have any questions or comments, please call the undersigned at 001 34 91 657 6200.

Very truly yours

Igor Albiol
Controller Director

The General Directorate for Markets and Investors raises the following motivated proposal for suspension and raising of the negotiation to the Chairman of the Stock Exchange Commission, who in virtue of the delegation of authority granted by the Board of the National Commission agrees on the 21st of April 2005:

"To suspend as a precaution, with immediate effect, under the protection of Article 33 of the Law 24/1988, of the 28th of July, of the Securities Market, in relation to article 13 of the Royal Decree 1197/1991, of the 26th of July, about the regime for public take over bids, the negotiation on the Electronic Market for shares or other securities that give the right to their subscription or acquisition, for the company TELE PIZZA, S.A., as a result of the registration today, at the Stock Exchange Commission, of the written authorisation application and documentation for a public take over bid for shares in the abovementioned Company, as a rival to those presented by FOODCO PASTRIES, S.L.U. and MEDIMOSAL, S.L.U. and FOOD SERVICE PROJECT, S.L. respectively.

At 8.30 am on the 8th of May 2006 the raising of the suspension of the negotiation of the security will take place".

This resolution is independent to any agreement made by the Commission regarding the authorisation application for the Public Take Over Bid for TELE PIZZA, S.A. formulated by VIDISCO, S.L."

Madrid, 05th of May 2006

The General Manager | The Chairman

Angel Benito Benito | Manuel Conthe Gutiérrez

VIDISCO, S.L. (the ***"Bidding Company")**, a* subsidiary of IBERSOL, SGPS, S.A., in accordance with that set forth in article 82 of the Stock Exchange Law, by which this document informs the Stock Exchange Commission (the ***"SEC"***) about the following

RELEVANT FACT

The Bidding Company has today presented before the SEC the authorisation application, the booklet and other complementary documentation for a Public Take Over Bid for all the shares and convertible bonds in TELE PIZZA, S.A. (the ***"Bid"***).

The Bidding Company is directly participated by Asurebi SGPS, S.A., Charlotte Develops, S.L. and Inverpeninsular, S.A., companies that are either directly or indirectly controled by Ibersol SGPS, S.A.

The Bid is aimed at the 265,035,922 shares represnting 100% of the share capital in TELE PIZZA, S.A. and all the 125,296 convertible bonds in circulation for TELE PIZZA, S.A.

The effectiveness of the Bid is determined by the acquisition of 129,867,602 shares in TELE PIZZA, S.A. representing 49% of its share capital. This Bid is also conditioned by the fact that prior to the termination of the acceptance deadline for it, the Annual General Meeting of Shareholders in TELE PIZZA, S.A. must adopt the agreements necessary to modify its articles of association, removing the restrictions relative to the quorum and majorities required to adopt certain agreements by the Annual General Meeting of Shareholders and for the appointment of Board Members and the Chairman of the Board of Directors.

The consideration offered is 2.41 euros per share in TELE PIZZA, S.A. and it will be totally paid in cash.

With regard to the consideration offered for each convertible bond, this will be the result of adding to the value of the shares that the convertible bonds give a right to in the case of conversion, valued at the price of the Public Bid, the amount of the accrued interest since the last payment of interest to the date of the contracting of the operation. The consideration will also be paid completely in cash.

The payment of the maximum consideration from the Public Take Over Bid will be completely guaranteed by BANCO ESPIRITO SANTO, S.A. in the period of time foreseen in the Royal Decree 1197/1991, of the 26th of July about the Regime of Public Take Over Bids (that is to say, within the 2 working days following the notification of the agreement to suspend the trading of the shares in TELE PIZZA that occurs on the authorisation application for this Public Take Over Bid).

This is communicated for the appropriate purposes in Madrid on the 5th of May 2006.

SIGNED by Mr. Antonio Carlos Vaz Pinto da Sousa
Representing VIDISCO, S.L.

COMMUNICATION OF RELEVANT FACT

VIDISCO, S.L. a subsidiary of IBERSOL, SGPS, S.A., in compliance with that set forth in article 82 of the Stock Exchange Law, by which this document informs the Stock Exchange Commission about the following

RELEVANT FACT

On Friday the 5th of April 2006, the Bidding Company presented a public take over bid for all the shares and convertible bonds in TELE PIZZA, S.A. (***the "Public Take Over Bid"***)

In compliance with that set forth in the Royal Decree 1197/1991, of the 26th of July, about the regime of Public Take Over Bids, today the Bidding Company has presented to the Stock Exchange Commission the corresponding bank guarantees issued by BANCO ESPIRITO SANTO, S.A., which guarantee the payment obligations derived from this Public Take Over Bid.

This is communicated for the appropriate purposes in Madrid on the 8th of May 2006.

SIGNED by Mr. Antonio Carlos Vaz Pinto da Sousa
Representing VIDISCO, S.L.

AUTHORISATION OF THE TAKE-OVER BID BY FOOD SERVICE PROJECT, S.L. OVER TELE PIZZA, S.A.

At its meeting held on the 11th of May 2006, the Board of the Stock Exchange Commission has adopted the following agreement:

"To authorise the public take-over bid aimed at 265,035,922 shares, at the price of 2.40 euros per share, representing 100% of the share capital and 125,296 bonds convertible into ordinary shares, representing 100% of the convertible bonds in circulation, for the organisation Tele Pizza, S.A. admitted to trading on the Stock Exchanges of Madrid, Barcelona, Bilbao and Valencia and integrated into the Stock Exchange link-up and on the Electronic Bond Market, respectively, which was formulised before this National Commission by Food Service Project, S.L. on the 20th of April 2006, understanding that its terms are adapted to the regulations in force and considering as sufficient the contents of the explanatory booklet presented after the modifications introduced into it on the 9th of May 2006.

The price offered for each convertible bond is 24.53 euros plus the amount of the accrued interest since the last payment of interest to the date of the contracting of the operation that will rise as a maximum to 0.25 euros per bond and the final amount of which will be fixed on the aforementioned date.

The bid behind the adopting of this agreement is considered to be a rival bid for the purposes foreseen in Chapter V of the Royal Decree 1197/1991, of the 26th of July, concerning rival bids, with the public take-over bids for Tele Pizza, S.A. formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U. and by Food Service Project, S.L."

Madrid, 11th of May 2006

ACCEPTANCE DEADLINE FOR THE TAKE-OVER BID BY FOOD SERVICE PROJECT, S.L. OVER TELE PIZZA, S.A.

The Stock Exchange Commission informs that on the 12th of May 2006 the first of the announcements was published, referred to by article 18 of the Royal Decree 1197/1991, of the 26th of July, corresponding to the public take-over bid for shares and convertible bonds in Tele Pizza, S.A., formulated by Food Service Project, S.L. that is competing against the initial Take Over Bid formulated by Foodco Pastries Spain, S.L.U. and Medimosal, S.L.U.

As a result of the abovementioned, and in accordance with the terms fixed in the explanatory brochure (*) for the referred to bid, the acceptance deadline extends from the 12th of May 2006 until the 12th of June 2006, both included.

According to that set forth in Chapter V of the abovementioned Royal Decree, the acceptance deadline for the initial bid will be extended as deemed necessary in order that all the competing bids conclude on the same day.

Madrid, 12th of may 2006

(*) *The explanatory brochure for the bid and the documentation that accompanies it may be found at the Registry for Public Take-Over Bids for Securities at the SEC. Likewise, it may also be obtained (only the explanatory brochure and the announcement model) on the SEC's Web site.*